UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012 (Report No. 4)
Commission File Number: 0-29871

RADVISION LTD.
 (Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THE INFORMATION SET FORTH IN THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-127013, 333-141654, 333-155442, 333-155444, 333-164091 AND 333-179425), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This report on Form 6-K of Radvision Ltd. ("Radvision") consists of the following documents, which are hereby attached hereto and incorporated by reference herein:

(1)
Proxy Statement in connection with the Extraordinary General Meeting of Shareholders of Radvision to be held on April 30, 2012, attached as Exhibit 99.1 hereto, together with the following appendices thereto:

(a)	Appendix A – Merger Agreement by and among Avaya Inc., Sonic Acquisition Ltd. and Radvision, dated as of March 14, 2012, attached as Exhibit 99.1(a) hereto;

(b)	Appendix B – Opinion of Jefferies & Co., Inc., attached as Exhibit 99.1(b) hereto;

(c)	Appendix C – Form of Voting Agreement, attached as Exhibit 99.1(c) hereto; and

(d)	Appendix D – Form of Indemnification Agreement, attached as Exhibit 99.1(d) hereto.

(2)
Form of Proxy Card for holders of Ordinary Shares of Radvision in connection with the Extraordinary General Meeting of Shareholders of Radvision, to be held on April 30, 2012, attached as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADVISION LTD.

Date: March 28, 2012	By:	/s/ Rael Kolevsohn
Name: Rael Kolevsohn
Title: Corporate Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description
Number	of Exhibit

99.1	Proxy Statement in connection with the Extraordinary General Meeting of Shareholders of Radvision to be held on April 30, 2012.

99.1(a)	Appendix A – Merger Agreement by and among Avaya Inc., Sonic Acquisition Ltd. and Radvision, dated as of March 14, 2012.

99.1(b)	Appendix B – Opinion of Jefferies & Co., Inc.

99.1(c)	Appendix C - Form of Voting Agreement.

99.1(d)	Appendix D - Form of Indemnification Agreement.

99.2	Form of Proxy Card for holders of Ordinary Shares of Radvision in connection with the Extraordinary General Meeting of Shareholders of Radvision to be held on April 30, 2012.